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Gabriella R. Saenz
Counsel 720 East Wisconsin Avenue
Milwaukee, WI 53202-4797 414 665 8704 office gabriellasaenz@northwesternmutual.com

VIA EDGAR and Electronic Mail

April 19, 2021

Mr. Mark Cowan

Disclosure Review Office, Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northwestern Mutual Variable Annuity Account A (“Registrant”)
Flexible Payment Variable Annuity (Fee Based) File Nos. 333-133380; 811-21887
EDGAR CIK 0000790162

Post-Effective Amendment to Registration Statements on Form N-4

Dear Mr. Cowan:

I am submitting this letter on behalf of The Northwestern Mutual Life Insurance Company (the “Company”) and its above-named Registrant, to transmit to you Post-Effective Amendment No. 19 (the “Amendment”) to the Registration Statement in response to the Commission Staff’s comments on Post-Effective Amendment No. 18 for the Registrant, which was filed pursuant to Rule 485(a)(1) on March 23, 2021 (accession no. 0001193125-21-090838), as discussed principally on April 9, 2021. In addition, Registrant will make certain other changes to disclosure in the Registration Statement to include any missing information as well as to make routine and other clarifying changes as appropriate.

Unless otherwise obvious from the context, all applicable responses in this supplemental letter that will accompany the marked Amendment filing are marked to show proposed changes in response to your comments. In this letter, changes are generally shown with italics for revisions/additions and strikethroughs for revisions/deletions.

The following is a summary of the Staff’s comments and our proposed responses.

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GENERAL

Comment

1.

Unless otherwise noted, comments in this letter are keyed to the statutory prospectus filed with this registration statement. Please make corresponding changes to any applicable summary prospectus, as applicable.

Response:

Unless otherwise noted, the Company confirms that our responses to your comments, including any changes in response to these comments, will be made to any applicable summary prospectus (and vice versa), as well as to each registration statement for which the Company requests and receives template filing relief per Accounting and Disclosure Information 2018-02 (“ADI 2018-02”), as modified pursuant to recent SEC Staff interpretations in light of Rule 498A, to the extent applicable and appropriate.

FRONT COVER PAGE OF PROSPECTUS

Comment

2.	Revise and clarify the language in the first paragraph of front cover.

Response:

In response to the Staff’s comment, Registrant has revised the language as follows:

This prospectus describes an individual flexible payment variable annuity contract (the “Contract”) for Individual Retirement Annuities (“IRAs”), Roth IRAs, and Non-Tax Qualified Annuities and Non-Qualified Plans offered to purchasers who pay periodic fees based on assets in lieu of brokerage commissions ~~or~~ as compensation for advisory services (Fee-Based Programs).

GENERAL

KEY INFORMATION

Comment

3.	Please clarify the “Charges for Early Withdrawal” box to account for the Maximum Withdrawal Charge for Sales Expenses listed in the fee table.

Response:

In response, Registrant has revised the fee table to read as follows:

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	Max Fee	Current Fee
Maximum Withdrawal Charges for Sales Expenses	None	None

Comment

4.	Please remove reference to optional benefits charge from the “Transaction Charges” box.

Response:

In response, Registrant has revised the language to read as follows:

You may be charged for other transactions, such as tax-related charges, ~~charges~~

~~for enhancing your death benefit option,~~ as well as charges for expedited delivery or wire transfers.

Comment

5.	Please clarify language about advisory fees to include language about other assets owned by the contract owner.

Response:

In response to the Staff’s comment, Registrant has revised the disclosure to include the following:

“The fees and expenses do not reflect any advisory fees paid to financial intermediaries from Contract Value or other assets of the owner, and that if such charges were reflected, the fees and expenses would be higher.”

Comment

6.

Please determine whether the the Conflicts of Interest Disclosure is applicable. Conflicts of Interest – Investment Professional Compensation – If the contract is sold only by third-party financial intermediaries, then this disclosure is not applicable and the registrant may exclude this item. See Instruction to Instruction 6 to Item 2 of Form N-4.

Response:

In response to the Staff’s comment, Registrant has removed the disclosure. The Investment Professional is only paid an advisory fee and receives no additional compensation from the Company.

Comment

7.	Clarify the Exchanges row of the Key Information Table. Please include a cross reference, if necessary.

Response:

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In response, Registrant has changed the “c” in Contract to a small “c” per form instructions. Further, Registrant has included a cross reference.

OVERVIEW OF THE CONTRACT

Comment

8.	Separate out the last two sentences of “Accessing Your Money” into a standalone paragraph and add disclosure that provides additional context and limits.

Response:

In response to the Staff’s comment, Registrant has made the requested change as follows:

Deduction of Advisory Fee. We will allow you to deduct advisory fees due to your Investment Professional from Contract Value. We limit the gross annual advisory fee to 2.15% of Contract Value. If you elect to withdraw the advisory fee from your Contract Value, this withdrawal will reduce the death benefit, and may be subject to federal and state income taxes and a 10% federal penalty tax

FEE AND EXPENSE TABLES

Comment

9.	Please include additional language about additional assets of owners (as in the Key Information Table) in the “Contract Fees and Expenses” paragraph.

Response:

In response to the Staff’s comment, Registrant has added the language as noted below.

The fees and expenses do not reflect any advisory fees paid to financial intermediaries from contract value or other assets of the owner, and that if such charges were reflected, the fees and expenses would be higher.

Comment

10.	Show the name of each optional benefit, such as the Optional Enhanced Death Benefit.

Response:

In response to the Staff’s comment, Registrant has made the following changes:

Optional Enhanced Death Benefit Expenses (as a percentage of the entire benefit)5

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PRINCIPAL RISKS

Comment

11.	Create a new paragraph in the “Principal Risks” paragraph with the following language:

If, ~~for example~~ in addition, you elect to withdraw the advisory fee from your Contract Value, the deduction will reduce the death benefit, and may be subject to federal and state income taxes and a 10% federal penalty tax.

Response:

In response to the Staff’s comment, Registrant has changed the language from “for example” to “in addition” as noted above. The paragraph now stands alone.

THE INVESTMENT OPTIONS

Comment

12.

In the third and fourth paragraphs of “The Role of Your Investment Professional,” please clarify several pieces of information regarding advisory program including the actual advisory fee, the arrangement with the advisor, the responsibility of Northwestern Mutual, and the compensation of the Investment Professional.

Response:

In response to the Staff’s comment, Registrant has added the following disclosure:

Any fee that is charged by your Investment Professional is in addition to the fees and expenses that apply to your Contract described in this prospectus. You may choose to have your advisory fee deducted from Contract Value, but if you do, the advisory fee can only be up to 2.15% of Contract Value. If you choose to have your advisory fee deducted from Contract Value, your advisory fee will be calculated as a percentage of Contract assets and ~~is charged~~ will be deducted on a quarterly basis. By advance written agreement with us, you may authorize your Investment Professional to withdraw amounts from your Contract and the amount to be deducted to pay for his or her fee. ~~Please note there is no mechanism for terminating this agreement without terminating the Contract.~~ If you decide you would no longer like your advisory fee deducted from Contract Value, please contact your Investment Professional to discuss your options. These withdrawals are deducted proportionately from each of your investments. We will send you a confirmation of the withdrawal~~, which you should review to verify the advisory fee amount is accurate~~. Any such withdrawal will have the same tax effect and effect on Contract benefits as any other withdrawal you make from your Contract.

Your Investment Professional must be appointed by us, or associated with a broker-dealer appointed by us, as our authorized agent to sell the Contract. ~~As our selling agent, your Investment Professional or his or her associated broker-dealer, may receive compensation for the services performed on our behalf. Your Investment Professional also may receive compensation for referring you to the fee-based program~~

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~~under which you purchase your Contract. If you would like more information about these compensation arrangements, you should contact your Investment Professional.~~

Comment

13.

State whether withdrawals are subject to surrender charge, including withdrawals of advisory fees from contract value. Also, distinguish between standard and optional enhanced death benefit. Include disclosure about the reduction of death benefits, (i.e., on dollar for dollar basis or proportionally).

Response:

In response to the Staff’s comment, Registrant has added the following disclosure:

Withdrawals are not subject to a surrender charge, including withdrawals of your advisory fee from Contract Value. If you elect to have your advisory fee withdrawn from Contract Value, the withdrawal of your advisory fee will result in the cancellation of Accumulation Units. The withdrawal will have the same tax effect and effect on Contract benefits as any other withdrawal you make from your Contract. For each withdrawal, including withdrawals of your advisory fee from Contract Value, the death benefit and optional enhanced death benefit is reduced proportionally by the percentage of the Contract Value withdrawn. (See “Benefits Available Under the Contract.”) This method of calculating reductions could reduce the relevant values significantly, and by substantially more than the actual amount of the withdrawal. The withdrawal may be subject to federal and state income taxes and a 10% federal penalty tax if withdrawals are made before age 59 1/2. (See _Benefits Available Under the Contract._) Given the significant effect such reductions could have on your Contract benefits, you should discuss the impact of withdrawing advisory fees from Contract Value with your Investment Professional prior to making any election.

BENEFITS AVAILABLE UNDER THE CONTRACT

Comment

14.

Add disclosure to the “Death Benefit” limitations/descriptions about whether reduced proportionately or on dollar for dollar basis. This disclosure should also be added to the “Enhanced Death Benefit” disclosure in the row below.

Response:

In response, Registrant has added the follow bullet to the “Death Benefit” and “Enhanced Death Benefit” box:

Is reduced proportionally for withdrawals, ~~such as~~ including withdrawals from Contract Value to cover the advisory fee.

Comment

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15.

Make the last sentence of the last bullet under “Death Benefit” more prominent. Add an example of standard and enhanced death benefit, such as: For example, a return of premium death benefit could be substantially eroded - assuming no asset growth and a 1% annual advisory fee, after 10 years a $100,000 purchase payment may only provide for a $90,000 return of purchase payment death benefit (because about $1000 is withdrawn each year to pay advisory fees).

Response:

In response, Registrant has added the disclosure noted below. Additionally, Registrant has bolded the disclosure to make the disclosure more prominent.

(For each withdrawal, we reduce the minimum death benefit and optional enhanced death benefit proportionally by the percentage of the Contract Value withdrawn. This method of calculating reductions could reduce the relevant values significantly, and by substantially more than the actual amount of the withdrawal. A return of premium death benefit could be substantially eroded by withdrawals to pay the annual advisory fee, as shown below.)

Standard Death Benefit Example: After 10 years, for example, assuming no asset growth and only a 2.15% annual advisory fee, a $100,000 purchase payment may only provide for a $80,465 return of purchase payment death benefit.

Enhanced Death Benefit Example: After 10 years, for example, assuming no asset growth, and only a 0.40% annual enhanced death benefit fee and a 2.15% annual advisory fee, a $100,000 purchase payment may provide a $100,000 return of purchase payment death benefit. The surrender value at year 10 may be limited to $76,838.

Comment

16.	Add “prior to making any election.” to the end of the paragraph following the chart of the “Guaranteed Minimum Death Benefit Examples”.

Response:

In response, Registrant has added the necessary language.

Comment

17.	Please include disclosure of the impact of advisory fee deduction in the “Enhanced Death Benefit Examples” section.

Response:

In response, Registrant has included the relevant disclosure, as noted below.

Set forth below is an example showing the calculation of both the death benefit and the enhanced death benefit for a contract with a subsequent purchase payment and a withdrawal (for illustrative purposes,

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the contract values are hypothetical and no annual fees are taken into account). If you elect to have your advisory fee withdrawn from Contract Value, the withdrawal will have the same effect on the death benefit as any other withdrawal you make from your Contract. Given the significant effect such reductions could have on the death benefit, you should discuss the impact of withdrawing advisory fees from Contract Value with your Investment Professional prior to making any elections.

FEDERAL INCOME TAXES

Comment

18.	In the “Premature Withdrawals” paragraph, please clarify if it includes any withdrawals under the contract before age 59 1⁄2.

Response:

In response to the Staff’s comment, Registrant has deleted the sentence for clarity.

ADDITIONAL INFORMATION

Comment

19.	Please reconcile NMIS commissions disclosure with earlier disclosure.

Response:

In response, Registrant has confirmed that the NMIS commissions disclosure is accurate. Registrant has reconciled disclosure language as noted in response to Comment #6 and Comment #12.

Initial Summary Prospectus

Comment

20.	Carry over VASP comments as applicable.

Response:

Registrant has carried over VASP comments as applicable.

Comment

21.	Legend required by Rule 498A(b)(2)(v) missing: This Summary Prospectus summarizes key features of the [Contract].

Response:

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In response, the Registrant has added the necessary disclosure.

Comment

22.	Please disclose the periodic fees referred to on the front cover.

Response:

The Registrant has disclosed the periodic fees in response to Comment #8 and #12. The same disclosure has been added to the ISP.

Comment

23.	Please delete the “or” in the “…lieu of brokerage commission or as compensation…”

Response:

In response, the Registrant has deleted the relevant language.

Comment

24.	Please include the following disclosure, as is provided on the cover of the statutory:

The Contract is sold exclusively through financial representatives of Northwestern Mutual’s affiliated broker-dealer, who charge an advisory fee for their investment advice or other services. Any advisory fee that is charged by your Investment Professional is in addition to the fees and expenses that apply to your Contract. If you elect to withdraw the advisory fee from your Contract Value, this withdrawal will reduce the death benefit, and may be subject to federal and state income taxes and a 10% federal penalty tax

Response:

In response, the Registrant has added the relevant language.

Comment

25.	Please use the captions specified in 498A in the Table of Contents and in the rest of document.

Response:

In response, the Registrant will amend captions to conform with 498A.

Comment

26.	Please use the caption “Important Information You Should Consider About the Contract.”

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Response:

In response, the Registrant has changed the caption.

Comment

27.	Please change the heading from “Death Benefits” to “Standard Death Benefits.”

Response:

In response, the Registrant has changed the heading.

Comment

28.	In accordance with Item 10(a), the initial summary prospectus should briefly describe whether the deduction of third-party advisory fees are treated as withdrawals.

Response:

In response, the Registrant has added the following disclosure:

Deduction of Advisory Fee. We will allow you to deduct advisory fees due to your Investment Professional from Contract Value. We limit the gross annual advisory fee to 2.15% of Contract Value. If you elect to withdraw the advisory fee from your Contract Value, this withdrawal will reduce the death benefit, and may be subject to federal and state income taxes and a 10% federal penalty tax.

Comment

29.

In accordance with Item 12(a), the initial summary prospectus should briefly state whether the deduction of third-party advisory fees are treated as withdrawals under the contract. If so, there should be a brief statement as to whether surrender charges will apply to each deduction, that deductions could be subject to taxes, and, if true, that each deduction will reduce the death benefit(s), perhaps significantly. [Should describe effect on both the standard and optional death benefit rider] If not, there should be a brief statement that such deductions are not treated as withdrawals under the contract, but will still reduce the death benefit(s) and that they could be subject to taxes. Appropriate cross-references to the statutory prospectus should be included.

Response:

In response, the Registrant has added the following disclosure:

Withdrawals are not subject to a surrender charge, including withdrawals of your advisory fee from Contract Value. If you elect to have your advisory fee withdrawn from Contract Value, the withdrawal of your advisory fee will result in the cancellation of Accumulation Units. The withdrawal will have the same tax effect and effect on Contract benefits as any other withdrawal you make from your Contract. For each withdrawal, including withdrawals of your advisory fee from Contract Value,

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the death benefit and optional enhanced death benefit is reduced proportionally by the percentage of the Contract Value withdrawn. (See “Benefits Available Under the Contract.”) This method of calculating reductions could reduce the relevant values significantly, and by substantially more than the actual amount of the withdrawal. The withdrawal may be subject to federal and state income taxes and a 10% federal penalty tax if withdrawals are made before age 59 1/2. (See _Benefits Available Under the Contract._) Given the significant effect such reductions could have on your Contract benefits, you should discuss the impact of withdrawing advisory fees from Contract Value with your Investment Professional prior to making any election.

* * *

We believe that the Amendment is complete and responds to all SEC Staff comments and greatly appreciate the Staff’s efforts in assisting Registrant with this filing. Please call the undersigned with any questions or comments about this filing or if I can do anything to assist you in completing your review.

Very truly yours,

/s/ Gabriella R. Saenz

Gabriella R. Saenz

Counsel

Enclosures

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Gabriella R. Saenz Counsel 720 East Wisconsin Avenue Milwaukee, WI 53202-4797 414 665 8704 office gabriellarsaenz@northwesternmutual.com

VIA EDGAR and Electronic Mail

April 19, 2021

Mr. Mark Cowan

Division of Investment Management

Securities and Exchange Commission

U.S. 100 F Street, N.E.

Washington, D.C. 20549

Re:	The Northwestern Mutual Life Insurance Company (the “Company”)
Request Pursuant to Rule 485(b)(1)(vii)
Prospectus Template and Replicate Filing

Dear Mr. Cowan:

In accordance with Rule 485(b)(1)(vii) under the Securities Act of 1933, as amended (the “1933 Act”), the Company respectfully requests the approval of the Securities and Exchange Commission staff (“Staff”) to file a certain post-effective amendment to a registration statement on Form N-4 for a variable annuity contract issued through a separate account of the Company under paragraph (b) of Rule 485, as detailed at Exhibit A (the “Replicate Filing”).

The Company filed, on March 23, 2021, under Rule 485(a)(1) of the 1933 Act, the following “Template Filing,” or model variable annuity post-effective amendment filing as described below:

●	Flexible Payment Variable Annuity (Fee Based)

NML Variable Annuity Account A

File Nos. 333-133380; 811-21887

EDGAR CIK 0000790162

The Template Filing was filed under Rule 485(a) primarily to make certain changes to the registration statement in accordance with recently adopted rule and form changes (i.e., new Rule 498A under the 1933 Act and corresponding Form N-4 amendments) (“Rule 498A”), which would permit, among other things, the use of a summary prospectus to satisfy statutory prospectus delivery

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obligations. In connection with our request, the Company confirms that:

●

The format and type of disclosure changes in the Template Filing have been made to comply with the recent amendments to Form N-4 and are substantially identical to the format and type of disclosure changes that will be made in the Replicate Filing;

●	The Replicate Filing will incorporate changes made to the disclosure included in the Template Filing to resolve any Staff comments thereon; and

●	The Replicate Filing will not include any other changes that would otherwise render it ineligible for filing under Rule 485(b).

As we have previously discussed, the Company believes the registration statement for the Flexible Payment Variable Annuity (Fee Based) is a fair representation of the Replicate Filing because it is the Company’s most prominent fee based variable annuity product, is currently sold, and generally represents the broadest possible set of optional as well as standard benefits and features offered among the Company’s products.

We also note that the substance of all other disclosures in the Replicate Filing were previously reviewed by the Staff or are otherwise consistent with the requirements of Rule 485(b).

We believe that granting permission to file a post-effective amendment to the Replicate Filing registration statement under Rule 485(b) as discussed in this letter will reduce Staff time and effort in reviewing substantially identical disclosure as to format and type for the Replicate Filing registration statement, and therefore we believe the process proposed by this letter is to the mutual benefit of both the Staff and the Company.

Please contact the undersigned with any questions or comments about this request or if I can do anything to assist you, or if the Staff chooses to respond orally to this request, at (414) 665-8704.

Thank you for your assistance with, and attention to, this matter.

Very truly yours,

/s/ Gabriella R. Saenz

Gabriella R. Saenz
Counsel

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Exhibit A

Replicate Filing

Variable Annuity Contract	File Nos.	Currently Sold to New Issues (Yes/No)?	Effective Date of Most Recent PEA	Effective Date of Most Recent PEA Reviewed by Staff
NML Variable Annuity Account B Flexible Payment Variable Annuity (Fee Based)	333-33232 811-01668*	No	05-01-2020	05-01-2013

    *NML Variable Annuity Account B